UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: June 22, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

S&P GLOBAL RATINGS UPGRADES BLADEX TO “BBB+”

Panama City, Republic of Panama, June 22, 2026 – Bladex (NYSE: BLX) announced that S&P Global Ratings raised its long-term issuer credit rating to ‘BBB+’ from ‘BBB’ and affirmed its short-term issuer credit rating at ‘A-2’. The outlook on the long-term rating is stable. At the same time, the agency upgraded the Bank’s senior unsecured notes to ‘BBB+’ from ‘BBB’ and its Tier 1 hybrid notes to ‘BB’ from ‘BB-’.

According to the agency’s report, the upgrade reflects the strength of Bladex’s risk profile, supported by solid asset quality, a diversified portfolio, consistent earnings generation, strong capitalization, and adequate funding and liquidity.

S&P Global Ratings highlighted the resilience of Bladex’s business model, supported by its prudent risk management practices and its ability to actively adjust credit exposures in response to changing economic conditions across the markets in which it operates.

The agency also emphasized the diversification of Bladex’s portfolio across geographies, economic sectors, and client types, as well as its track record of low credit losses and asset quality that remains favorable compared to other participants in the regional financial sector.

Jorge Salas, Chief Executive Officer of Bladex, commented: “This rating action by S&P Global Ratings recognizes the discipline with which we have executed our strategy, maintaining prudent risk management, a robust capital base, and a business model focused on quality and resilience.”

With more than four decades of experience, Bladex continues to play a relevant role in financing foreign trade and supporting economic integration across Latin America, connecting the region to global markets through financial solutions for financial institutions, corporations, and sovereign entities.

The full S&P Global Ratings report is available at the following link: https://www.spglobal.com/ratings/en/regulatory/article/-/view/type/HTML/id/3583440

About Bladex

Originally established by the central banks of the region, Bladex began operations in 1979 and today provides financial solutions to financial institutions and corporations throughout the region. Headquartered in Panama, the Bank maintains offices in Argentina, Brazil, Colombia, and Mexico, a New York agency, and a representative office in Peru. Bladex has been listed on the New York Stock Exchange (NYSE: BLX) since 1992, and its shareholders include central banks, state-owned banks, and representative entities from 23 countries in Latin America and the Caribbean, as well as commercial banks and institutional and private investors.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama